FILED BY VALIDUS HOLDINGS, LTD.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY:  TRANSATLANTIC HOLDINGS, INC.

COMMISSION FILE NO. 001-10545

The following content can be found on Validus’ website located at http://www.transactioninfo.com/validus/.

The website contains information related to Validus’ superior proposal to acquire all of the outstanding shares of common stock of Transatlantic Holdings, Inc.

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SEC Filings

Date	Title	Type
Aug.01.11	[Amend]Tender offer statement by Third Party	SC TO-T/A
Aug.01.11	Prospectuses and communications, business combinations	425
Aug.01.11	Prospectuses and communications, business combinations	425
Aug.01.11	[Revised]preliminary proxy statements, contested situations	PRRN 14A
Aug.01.11	Prospectuses and communications, business combinations	425
Jul.28.11	[Amend]Tender offer statement by Third Party	SC TO-T/A
Jul.28.11	Prospectuses and communications, business combinations	425
Jul.27.11	Current report, items 2.02 and 9.01	8-K
Jul.27.11	Current report, items 2.02 and 9.01	8-K
Jul.27.11	[Amend]Tender offer statement by Third Party	SC TO-T/A
Jul.26.11	Prospectuses and communications, business combinations	425
Jul.25.11	Designates a U.S. agent for service of process by foreign banks and foreign insurance companies	F-N
Jul.25.11	Tender offer statement by Third Party	SC TO-T
Jul.25.11	Registration of securities, business combinations	S-4
Jul.25.11	Prospectuses and communications, business combinations	425
Jul.20.11	Prospectuses and communications, business combinations	425
Jul.20.11	Preliminary proxy statements, contested solicitations	PREC14A
Jul.18.11	Prospectuses and communications, business combinations	425
Jul.18.11	Prospectuses and communications, business combinations	425
Jul.13.11	Prospectuses and communications, business combinations	425
Jul.13.11	Current report, items 8.01 and 9.01	8-K
Jul.13.11	Prospectuses and communications, business combinations	425
Jul.13.11	Prospectuses and communications, business combinations	425

CONTACTS

Investors

Validus Holdings, Ltd.
Jeff Consolino
President and Chief Financial Officer
Jon Levenson
Executive Vice President
+1-441-278-9000

Innisfree M&A Incorporated
Arthur Crozier / Jennifer Shotwell / Scott Winter
+1-212-750-5833

Media

Brunswick Group
Stan Neve / Gemma Hart
+1-212-333-3810

© Validus Holdings, Ltd. 2011 | Important Information

Cautionary Note Regarding Forward-Looking Statements

This website may include forward-looking statements, both with respect to Validus and its industry, that reflect Validus’ current views with respect to future events and financial performance.  Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” and similar statements of a future or forward-looking nature are often used to identify forward-looking statements.  All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond Validus’ control.  Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements.  Validus believes that these factors include, but are not limited to, the following: 1) uncertainty as to whether Validus will be able to enter into or consummate the proposed transaction on the terms set forth in Validus’ proposal; 2) uncertainty as to the actual premium that will be realized by Transatlantic stockholders in connection with the proposed transaction; 3) failure to realize the anticipated benefits (including combination synergies) of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Validus and Transatlantic; 4) uncertainty as to the long-term value of Validus voting common shares; 5) unpredictability and severity of catastrophic events; 6) rating agency actions; 7) adequacy of Validus’ or Transatlantic’s risk management and loss limitation methods; 8 ) cyclicality of demand and pricing in the insurance and reinsurance markets; 9) Validus’ ability to implement its business strategy during “soft” as well as “hard” markets; 10) adequacy of Validus’ or Transatlantic’s loss reserves; 11) continued availability of capital and financing; 12) retention of key personnel; 13) competition in the insurance and reinsurance markets; 14) potential loss of business from one or more major reinsurance or insurance brokers; 15) the credit risk Validus assumes through its dealings with its reinsurance and insurance brokers; 16) Validus’ or Transatlantic’s ability to implement, successfully and on a timely basis, complex infrastructure, distribution capabilities, systems, procedures and internal controls, and to develop accurate actuarial data to support the business and regulatory and reporting requirements; 17) general economic and market conditions (including inflation, volatility in the credit and capital markets, interest rates and foreign currency exchange rates); 18) the integration of businesses Validus may acquire or new business ventures Validus may start; 19) the legal, regulatory and tax regimes under which Validus operates; 20) the effect on Validus’ or Transatlantic’s investment portfolios of changing financial market conditions, including inflation, interest rates, liquidity and the possible downgrade of U.S. securities by credit rating agencies and the resulting affect on the value of securities in Validus’ and Transatlantic’s investment portfolios, as well as other factors; 21) acts of terrorism or outbreak of war or hostilities; 22) availability of reinsurance and retrocessional coverage; and 23) the outcome of transaction related litigation, as well as management's response to any of the aforementioned factors.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in Validus’ and Transatlantic’s most recent reports on Form 10-K and Form 10-Q and other documents of Validus and Transatlantic on file with the Securities and Exchange Commission.  Any forward-looking statements made in this website are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Validus will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Validus or its business, operations or financial condition.  Except to the extent required by applicable law, Validus undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

No rating agency (A.M. Best, Moody’s, or Standard & Poor’s) has specifically approved or disapproved or otherwise taken definitive action on the potential transaction.

Additional Information about the Proposed Transaction and Where to Find It:

This website relates to a proposed business combination transaction between Validus and Transatlantic which may become the subject of a registration statement and relevant solicitation materials filed by Validus with the Securities and Exchange Commission.  This website is not a substitute for the registration statement and relevant solicitation materials that Validus may file with the Securities and Exchange Commission or any other documents which Validus may send to its or Transatlantic’s shareholders in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND RELEVANT SOLICITATION MATERIALS AND ALL OTHER RELEVANT DOCUMENTS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  All such documents, if filed, would be available free of charge at the Securities and Exchange Commission’s website (www.sec.gov) or by directing a request to Innisfree M&A Incorporated at (877) 717-3929 (banks and brokers call collect at (212) 750-5833).

Participants in the Solicitation:

Validus and certain of its directors and officers may be deemed to be participants in any solicitation of shareholders in connection with the proposed transaction. Information about the participants in the solicitation is available in the preliminary proxy statement that Validus filed with the SEC on August 1, 2011 in connection with the special meeting of stockholders of Transatlantic. Other information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in relevant solicitation materials that Validus may file with the Securities and Exchange Commission in connection with the proposed transaction.